# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Elicio Therapeutics, Inc., CIK 0001601485
CUSIP: 28657F103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 451 D Street, 5th Floor, Boston, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 12/08/2023
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002050492

## Reporting persons
- Actyus Private Equity SGIIC, S.A.: type of reporting person: investment adviser (IA); citizenship or place of organization: Spain (U3); sole voting power 587,818; shared voting power 0; sole dispositive power 517,818; shared dispositive power 0; aggregate amount beneficially owned 587,818 (5.45% of the class)

## Item 1. Issuer
Name of issuer: Elicio Therapeutics, Inc.
Address of issuer's principal executive offices: The Company's principal executive office is located at 451 D Street, 5th Floor, Boston, Massachusetts, 02210.

## Item 2. Person Filing
Name of person filing: This statement is filed by Actyus Private Equity SGIIC, S.A., a Sociedad Anonima organized under the laws of Spain ("Actyus" or the "Reporting Person"), with respect to the shares of Common Stock (as defined in Item 2(d) below) held by Azahar Private Capital, SCR, S.A., a Sociedad Anonima organized under the laws of Spain ("Azahar"). Actyus is the sole management company of Azahar and acts on behalf of Azahar investors' interests.
Address of principal business office or, if none, residence: The address of the business office of the Reporting Person is Calle Serrano 37, Madrid, 28001, Spain.
Citizenship: Spain

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 10,791,236 shares of Common Stock outstanding as of November 8, 2024, as reported in the Company's Registration Statement on Form 10Q filed with the Securities and Exchange Commission on November 13, 2024.
Percent of class: 5.45%
Sole power to vote or to direct the vote: 587,818
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 587,818
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Actyus Private Equity SGIIC, S.A.: /s/ Jasmina Armengol, Jasmina Armengol / Director of Finance and Operations (01/07/2025)
- Actyus Private Equity SGIIC, S.A.: /s/ Alessia Carretie Columbo, Alessia Carrestie Columbo / Director of Business Development (01/07/2025)